UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No.9)
TELECOM ARGENTINA S.A.
(Name of Issuer)
CLASS B ORDINARY SHARES
(Title of Class of Securities)
879273209
(CUSIP Number)
Antonino Cusimano Telecom Italia S.p.A. Piazza degli Affari, 2 20123 Milan - Italy +39 06 3688 1
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a copy to:
Jeffrey M. Oakes, Esq.
Davis Polk & Wardwell LLP
99 Gresham Street
London EC2V 7NG, United Kingdom
Tel. No. + 44 20 7418 1386

October 24, 2014
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879273209
1.	Names of Reporting Persons. Telecom Italia S.p.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 36,832,4081
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 36,832,408
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,832,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.64%
14.	Type of Reporting Person (See Instructions) HC, CO

1 Telecom Italia S.p.A., together with Telecom Italia International N.V., exercises its rights over the Shares (as defined in Item 1. below) indirectly through Sofora Telecomunicaciones S.A. and other subsidiaries.

CUSIP No. 879273209
1.	Names of Reporting Persons. Telecom Italia International N.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 36,832,4082
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 36,832,408
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,832,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.64%
14.	Type of Reporting Person (See Instructions) HC, CO

2 Telecom Italia International N.V., together with Telecom Italia S.p.A., exercises its rights over the Shares (as defined in Item 1. below) indirectly through Sofora Telecomunicaciones S.A. and other subsidiaries.

CUSIP No. 879273209
1.	Names of Reporting Persons. Sofora Telecomunicaciones S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 36,832,4083
	8.	Shared Voting Power
	9.	Sole Dispositive Power 36,832,408
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,832,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.64%
14.	Type of Reporting Person (See Instructions) HC, CO

3 Sofora Telecomunicaciones S.A. exercises its rights over the Shares (as defined in Item 1. below) through its participation in Nortel Inversora S.A.

CUSIP No. 879273209
1.	Names of Reporting Persons. Nortel Inversora S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 36,832,408
	8.	Shared Voting Power
	9.	Sole Dispositive Power 36,832,408
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,832,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.64%
14.	Type of Reporting Person (See Instructions) HC, CO

Item 1.  Security and Issuer

Telecom Italia S.p.A. (“TI”) hereby amends and supplements its report on Schedule 13D, as filed on October 22, 2010 and amended on March 10, 2011, October 31, 2011, March 29, 2012, March 6, 2013, November 8, 2013, November 14, 2013, December 11, 2013 and June 9, 2014 (the “Schedule 13D”), with respect to the Class B shares, P$1.00 par value per share (the “Shares”), of Telecom Argentina S.A., an Argentinean corporation (the “Issuer”), a portion of which is represented by American Depositary Shares which are traded on the New York Stock Exchange (the “NYSE”). The principal executive offices of the Issuer are located at Alicia Moreau de Justo 50, 10th floor, 1107 Buenos Aires, Argentina. Unless otherwise indicated, capitalized terms used in this Amendment No. 9, but not defined herein, shall have the meaning assigned to such terms in the Schedule 13D.

Except as set forth herein, the Schedule 13D is unmodified.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On October 24, 2014, each of TI, Telecom Italia International N.V. (“TII”, together with TI, the “Sellers”) and Tierra Argentea S.A. (“TAR”) accepted an offer from Fintech Telecom LLC, a Delaware limited liability company (the “Purchaser”), an affiliate of Fintech Advisory, Inc., to amend and restate the Stock Purchase Agreement signed on November 13, 2013 (the “Stock Purchase Agreement”) for the acquisition of the Sellers’ entire interest in the Issuer, held by the Sellers through Sofora Telecomunicaciones S.A. (“Sofora”) and Nortel Inversora S.A. (“Nortel”), and other related assets.  The total aggregate consideration and payments contemplated by the amended and restated Stock Purchase Agreement (the “Amended and Restated Stock Purchase Agreement”) and other agreements executed in connection therewith remains unchanged at USD 960 million.

Under the Amended and Restated Stock Purchase Agreement, the sale of the 51% controlling interest in Sofora is conditional upon obtaining regulatory approval by the Argentine Secretaría de Comunicaciones and will not occur until after such approval is obtained.  That sale is expected to occur within the next two and one-half years.  In the interim, a 17% minority interest in Sofora will be sold to the Purchaser during October 2014.

Of the total aggregate consideration and payments:

•
USD 113.7 million has been received prior to October 24, 2014 (a) pursuant to the terms of the Stock Purchase Agreement, in respect of the sale to the Purchaser of liquid assets held at the time by TAR and (b) in respect of amounts already reserved for dividends by Sofora;

•
USD 215.7 million will be paid as consideration for the sale to the Purchaser of a 17% minority interest in Sofora held by TII and other related assets, which is expected to occur by the end of October 2014; and

•	a further USD 550.6 million will be paid as consideration for the sale of the 51% controlling interest in Sofora held by the Sellers.

The remaining USD 80 million will be paid, with a portion of such amount due only following closing of the sale of the Sellers’ 51% controlling interest in Sofora to the Purchaser, pursuant to additional agreements related to the transaction, including an agreement to continue providing the Telecom Argentina companies technical support and other services for up to three years, the waiver by the Sellers of certain rights under, as well as amendments to, the current shareholders’ agreement relating to the Issuer with the Werthein Group.

If the sale of 51% of Sofora to the Purchaser is not completed within two and one-half years, the Sellers may then elect to either (i) terminate the agreement with the Purchaser and receive a six-month call option to purchase (or designate a Telecom Italia Group company to purchase) the 17% minority interest in Sofora previously sold to the Purchaser pursuant to an agreed formulation or (ii) pursue a sale of their 51% controlling interest in Sofora to a third party purchaser, subject to applicable regulatory approval and as to which the Purchaser has agreed to guarantee that the Sellers will receive an overall amount of at least USD 630.6 million.  After such third party sale is consummated, if the overall amount received in connection with such approved sale exceeds the purchase price amount guaranteed by the Purchaser, any excess will be allocated between the parties according to an agreed formula.

If the Sellers are unable to complete a sale to a third party purchaser within a further two and one-half years, the Amended and Restated Stock Purchase Agreement will be terminated, the Purchaser will pay the Sellers an amount of USD 175 million and the Sellers will receive a six-month call option to purchase (or designate a Telecom Italia Group company to purchase) the 17% minority interest in Sofora previously sold to the Purchaser pursuant to an agreed formulation.

The Sellers have received certain guarantees of performance under the agreements with the Purchaser, to be secured by the pledge of collateral by the Purchaser with a value of USD 600.6 million.  In connection with this arrangement, TII will issue a note, which will be guaranteed by TI and subscribed to by the Purchaser, which will be pledged by the Purchaser to the Sellers.

The majority of Sofora’s Board of Directors will continue to be appointed by the Sellers until receipt of Argentine regulatory approval and closing of the sale of the Sellers’ 51% controlling interest in Sofora.  No material change in the corporate governance of the Argentinean companies is foreseen.

The above description of the Amended and Restated Stock Purchase Agreement and other agreements executed, or to be executed, in connection therewith is a summary and is qualified in its entirety by the terms of the agreements which are attached hereto as Exhibits 11 through 23 and are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Exhibit 11: Amended and Restated Stock Purchase Agreement, dated as of October 24, 2014, among the Purchaser, the Sellers and TAR.

Exhibit 12: Amended and Restated Guaranty, dated as of October 24, 2014, among Fintech Investments Ltd. and the Sellers.

Exhibit 13: Amended and Restated Drag Waiver Memorandum of Understanding, dated as of October 24, 2014, among the Werthein Group and the Sellers.

Exhibit 14: Amended and Restated Transition Services Memorandum of Understanding, dated as of October 24, 2014, between the Purchaser and TI.

Exhibit 15: Amended and Restated Amendment No. 3 to the Shareholders’ Agreement, dated as of October 24, 2014, among the Sellers and the Werthein Group.

Exhibit 16: Amended and Restated Mutual Shareholder Release, dated as of October 24, 2014, among the Sellers and the Werthein Group.

Exhibit 17: Purchaser Release, dated as of October 24, 2014, among the Sellers and the Purchaser.

Exhibit 18: Amended and Restated Deed of Adherence, dated as of October 24, 2014, among the Sellers, the Purchaser and the Werthein Group.

Exhibit 19: Amended and Restated Waiver, dated as of October 24, 2014, among the Werthein Group and the Sellers.

Exhibit 20: Note Purchase Agreement, dated as of October 24, 2014, between TII and the Purchaser.

Exhibit 21: Drag Rights Letter Agreement, dated as of October 24, 2014, among the Purchaser, the Sellers and the Werthein Group.

Exhibit 22: Form of Note issued by TII.

Exhibit 23: Form of Pledge and Security Agreement among the Sellers and the Purchaser.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 27, 2014
Date

/s/ Riccardo Amerigo Pettazzi
Signature

Riccardo Amerigo Pettazzi Head of Corporate Affairs TELECOM ITALIA S.P.A.

October 27, 2014
Date

/s/ Francesco Saverio Lobianco
Signature

Francesco Saverio Lobianco Chief Executive Officer TELECOM ITALIA INTERNATIONAL N.V.

October 27, 2014
Date

/s/ Patrizio Graziani
Signature

Patrizio Graziani Chairman of the Board of Directors SOFORA TELECOMUNICACIONES S.A.

[Schedule 13D]

October 27, 2014
Date

/s/ Patrizio Graziani
Signature

Patrizio Graziani Chairman of the Board of Directors NORTEL INVERSORA S.A

[Schedule 13D]